SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 24 November 2015

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland

Statement on 2015 EBA Disclosure Exercise

24 November 2015

___________________________________________________________________________

Bank of Ireland (the "Bank") notes the announcements made today by the European Banking Authority (EBA) and the Central Bank of Ireland regarding the information of the EU-wide Transparency Exercise 2015 and fulfilment of the EBA Board of Supervisors' decision.

The Bank has published certain data as at 31 December 2014 and 30 June 2015 as per the EBA disclosure templates and definitions used for this EU‐wide exercise. The EBA templates include details of the Bank's capital, credit risk exposures, risk weighted assets (RWAs) by risk type, profit and losses, securitisation exposures and market risk RWAs, sovereign exposures by maturity and country/region, leverage information, non-performing exposures, forborne exposures and collaterals for mortgage loans.

The published data including the EBA disclosure templates for Bank of Ireland can be found at www.bankofireland.com/investor.

Background to 2015 EU-wide Transparency Exercise

The Board of Supervisors of the EBA decided in its meeting of 24 of February 2015 to carry out a Transparency Exercise in 2015. In its April meeting, the Board of Supervisors agreed on the form and scope of the transparency exercise to be conducted in September-November 2015  to  assure  a sufficient and appropriate level of information to market participants. A testing phase was carried out with participating banks between May and July 2015 in order to design the process and templates.

The data collection relies as much as possible on the information reported to the EBA on a regular basis through the supervisory reporting framework (FINREP, COREP) and most of the templates were centrally filled in by the EBA and sent afterwards for verification by banks and supervisors. Banks had the chance to correct any errors detected and to resubmit correct data through the regular COREP/FINREP reporting channels. The only exception to that process covers the templates on Sovereign Exposures and Leverage Ratio which banks had to fill-in by themselves.

For further information please contact:

Bank of Ireland
Andrew Keating                    Group Chief Financial Officer                           +353 (0)766 23 5141
Mark Spain                             Director of Group Investor Relations              +353 (0)766 23 4850
Pat Farrell                                Head of Group Communications                      +353 (0)766 23 4770

Forward Looking Statement
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934 and Section 27A of the US Securities Act of 1933 with respect to certain of the Bank of Ireland Group's (the "Group") plans and its current goals and expectations relating to its future financial condition and performance, the markets in which it operates, and its future capital requirements. These forward-looking statements often can be identified by the fact that they do not relate only to historical or current facts. Generally, but not always, words such as 'may,' 'could,' 'should,' 'will,' 'expect,' 'intend,' 'estimate,' 'anticipate,' 'assume,' 'believe,' 'plan,' 'seek,' 'continue,' 'target,' 'goal', 'would,' or their negative variations or similar expressions identify forward-looking statements, but their absence does not mean that a statement is not forward looking. Examples of forward-looking statements include among others, statements regarding the Group's near term and longer term future capital requirements and ratios, level of ownership by the Irish Government, loan to deposit ratios, expected impairment charges, the level of the Group's assets, the Group's financial position, future income, business strategy, projected costs, margins, future payment of dividends, the implementation of changes in respect of certain of the Group's pension schemes, estimates of capital expenditures, discussions with Irish, United Kingdom, European and other regulators and plans and objectives for future operations.

Nothing in this document should be considered to be a forecast of future profitability or financial position and none of the information in this document is or is intended to be a profit forecast or profit estimate. Any forward-looking statement speaks only as at the date it is made. The Group does not undertake to release publicly any revision to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof. The reader should however, consult any additional disclosures that the Group has made or may make in documents filed or submitted or may file or submit to the US Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 24 November 2015